Exhibit 2

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

19 August 2024

WESTPAC 3Q24 UPDATE

Following is Westpac's 3Q24 update for the three months ended 30 June 2024.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

ASX ANNOUNCEMENT I WESTPAC 3Q24 UPDATE ASX ANNOUNCEMENT 3Q24 UPDATE 19 AUGUST 2024 FINANCIAL HIGHLIGHTS $1.8bn Unaudited net profit up 6% on 1H24 average up 2% ex Notable Items 1.92% Net interest margin up 3bps on 1H24 12.0% CET1 capital ratio above target operating range of 11.0% to 11.5% 11.3% Return on tangible equity1 up 79bps on 1H24 1.82% Core NIM2 up 2bps on 1H24 1.34% CAP to credit RWA down 4bps on Mar-24 Westpac Third Quarter 2024 Update Peter King – Chief Executive Officer "Our consistent focus on customer service has contributed to another solid quarter. We grew the business and maintained a strong financial position. Our unaudited net profit of $1.8 billion was up 6% compared to the first half 2024 quarterly average. Excluding the impact of Notable Items, related solely to hedge accounting which will reverse over time, unaudited net profit increased 2% to $1.8 billion. The slight decline in pre-provision profit was more than offset by a reduction in impairment charges. Net interest margin (NIM) of 1.92% was well managed with Core NIM rising 2 basis points to 1.82%. Operating momentum was positive with customer deposit growth of $15.4 billion and loan growth of $14.7 billion. This includes Australian household deposit growth of 3%3 and housing loan growth of 8%3 , which outperformed system4 .. I’m particularly pleased with our efforts to enhance customer experience and keep customers safe. This quarter we: • Launched an online ID verification process for new to bank home loan customers; • Introduced mobile notifications alerting customers of bonus interest opportunities on their savings; • Reduced the time for existing small business customers to receive a cash-backed Bank Guarantee from up to five days to less than two days; and • Released a new version of Westpac Verify to enhance detection of payment scams and reduce mistaken payments. We were joint lead manager on the first issuance under the Australian Government Green Bond Framework, a $7 billion 10-year sovereign green bond.

ASX ANNOUNCEMENT I WESTPAC 3Q24 UPDATE We continue to prioritise financial strength with capital, funding and liquidity well above regulatory minimums. The cost of living and high interest rates remain a challenge for some customers while many businesses are facing cost pressures and experiencing lower demand. We encourage customers to call us if they need help." Operating trends The NIM of 1.92% comprised: • Core NIM of 1.82%, up 2 basis points, reflecting the benefit of higher earnings on capital and hedged deposits; • Treasury and Markets income of 12 basis points, down 2 basis points; and • Hedging items, that will reverse over time, which detracted 2 basis points. Net interest income increased by 2% reflecting both higher net interest margin and loan growth. Non-interest income declined by 4% on lower financial markets revenue. Expenses increased by 2% due to higher investment spend which is weighted towards the second half 2024, along with ongoing inflationary pressures particularly in technology services. Impairment charges to average loans of 4 basis points were down from 9 basis points, reflecting an improvement in the economic outlook. Financial strength The CET1 capital ratio was 12.0% as at 30 June 2024, above the target operating range of 11.0% to 11.5%. The proforma CET1 capital ratio of 11.9% incorporates the partial reduction in the APRA capital risk overlay, which became effective in July 2024, the benefit from APRA's approval of our IRRBB model and assumes completion of the remaining on market share buyback. The quarterly average liquidity coverage ratio of 130% and net stable funding ratio of 113% remain above regulatory minimums. The Group has raised $36 billion of new long-term wholesale funding in the financial year to date. Credit impairment provisions were $5.1 billion as at 30 June 2024, $1.6 billion above expected losses of the base case economic scenario. The ratio of CAP to credit RWA decreased slightly to 1.34%. The Group has completed 60%5 of the previously announced $2.5 billion on market share buyback. Refer to the 3Q24 Investor Discussion Pack slides for further details.

ASX ANNOUNCEMENT I WESTPAC 3Q24 UPDATE

Financial summary[6]

			Excluding Notable Items	
$b	3Q24	% Mov't 3Q24 - 1H24 qtr ave	3Q24	% Mov't 3Q24 - 1H24 qtr ave
Net interest income	4.7	2	4.7	-
Non-interest income	0.7	(4)	0.7	(4)
Net operating income	**5.4**	**1**	**5.4**	**-**
Operating expenses	(2.7)	2	(2.7)	2
Pre-provision profit	**2.6**	**1**	**2.7**	**(2)**
Impairment charges	(0.1)	(58)	(0.1)	(58)
Net profit after tax	**1.8**	**6**	**1.8**	**2**
Return on equity	**10.0%**	**69bps**	**10.1%**	**36bps**
Return on tangible equity	**11.3%**	**79bps**	**11.4%**	**42bps**

Further information

Hayden Cooper
Group Head of Media Relations
+61 402 393 619

Justin McCarthy
General Manager, Investor Relations
+61 422 800 321

Content in this announcement principally covers and compares the 3Q24 and 1H24 quarterly average periods unless otherwise stated.

All amounts are in Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items are not defined by Australian Accounting Standards (AAS). These non-AAS measures are identified and described in the 'Introduction – Non-AAS financial measures' section in the 2024 Interim Financial Results.

This announcement contains 'forward-looking statements' and statements of expectation reflecting Westpac's current views on future events. They are subject to change without notice and certain risks, uncertainties and assumptions which are, in many instances, beyond its control. They have been based upon management's expectations and beliefs concerning future developments and their potential effect on Westpac. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied in such statements. Investors should not place undue reliance on forward-looking statements and statements of expectation. Except as required by law, Westpac is not responsible for updating, or obliged to update, any matter arising after the date of this announcement. The information in this announcement is subject to the information in Westpac's ASX filings, including in its 2024 Interim Financial Results. Also refer to the disclaimer on page 16 of the Westpac 3Q24 Investor Discussion Pack.

Footnotes:

1. The ROTE calculation is described further in the 2024 Interim Financial Results Announcement. See also the return on equity set out in the Financial Summary table above.
2. Net interest margin excluding Notable Items, Treasury & Markets.
3. 3Q24 annualised.
4. Based on Monthly ADI statistics published by APRA for the 3 months ending 30 June 2024.
5. As at 16 August 2024.
6. Table may not add due to rounding.